UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and
Amendments

Thereto Filed Pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Red Violet, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75704L104

(CUSIP Number)

Joshua B. Weingard, Esq.

Red Violet, Inc.

2650 North Military Trail, Suite 300

Boca Raton, Florida 33431

(561) 757-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2020

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75704L104	Page 2 of 6

1 .	NAMES OF REPORTING PERSONS Phillip Frost, M.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,666
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 6,666
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,666
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

All percentages of beneficial ownership expressed herein are based on 12,150,035 shares of the Issuer’s Common Stock outstanding as of November 6, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2020, filed with the Securities and Exchange Commission on November 10, 2020.

As a result of the transactions described herein, as of December 17, 2020 Dr. Frost ceased to beneficially own more than 5% of the Issuer’s outstanding voting securities. As such, this will be the final Schedule 13D amendment filing by Dr. Frost, until such time, if any, as Dr. Frost acquires beneficial ownership of more than 5% of the Issuer’s outstanding voting securities.

CUSIP No. 75704L104	Page 3 of 6

1.	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust 46-0464745
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0(2)(3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0(2)(3)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(2)	As a result of the transactions described herein, as of December 17, 2020 Frost Gamma Investments Trust (“FGIT”) ceased to beneficially own more than 5% of the Issuer’s outstanding voting securities. As such, this will be the final Schedule 13D amendment filing by FGIT, until such time, if any, as FGIT acquires beneficial ownership of more than 5% of the Issuer’s outstanding voting securities.
(3)	Dr. Phillip Frost is the trustee of FGIT. Frost Gamma L.P. is the sole and exclusive beneficiary of FGIT. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

CUSIP No. 75704L104	Page 4 of 6

Item 1.	Security and Issuer

This Amendment No. 2, dated December 23, 2020 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on April 6, 2018, as amended by Amendment No. 1 to the Schedule 13D filed on February 14, 2019 (collectively, the “Original Schedule 13D”) by Phillip Frost, M.D. (“Frost”) and Frost Gamma Investments Trust (“FGIT”) (together, the “Reporting Persons”) with respect to shares of common stock, par value $0.001 per share (the “Common Stock”), of Red Violet, Inc., a Delaware corporation (the “Issuer”), formerly a wholly-owned subsidiary of Cogint, Inc., also a Delaware corporation (“cogint”).

Capitalized terms not defined in this Amendment will have the meanings from the Original Schedule 13D. This Amendment is filed by the Reporting Persons pursuant to the Joint Filing Agreement, dated April 6, 2018, as executed by the reporting persons listed on the cover pages to this Amendment (Exhibit 99.1 to this Amendment).

The principal executive offices of the Issuer are located at 2650 North Military Trail, Suite 300, Boca Raton, Florida 33431.

Item 2.	Identity and Background.

No material change.

Item 3.	Source and Amount of Funds or Other Consideration.

No material change.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended and supplemented by inserting the following paragraph after the second paragraph thereof:

Item 5(c) is incorporated herein by reference.

CUSIP No. 75704L104	Page 5 of 6

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)        Dr. Frost is the beneficial owner of 6,666 shares of Common Stock of the Issuer, in the aggregate, representing less than 0.1% of the Issuer’s Common Stock. FGIT is no longer the beneficial owner of any shares of Common Stock of the Issuer.

Dr. Phillip Frost is the trustee of FGIT. Frost Gamma L.P. is the sole and exclusive beneficiary of FGIT. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

All percentages of beneficial ownership expressed herein are based on 12,150,035 shares of the Issuer’s Common Stock outstanding as of November 6, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2020, filed with the Securities and Exchange Commission on November 10, 2020.

(b)        Dr. Frost has the sole power to dispose or direct the disposition of 6,666 shares of Common Stock of the Issuer.

The filing of this statement shall not be construed as an admission that Dr. Frost or FGIT is, for the purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

(c)        On December 17, 2020, FGIT charitably donated an aggregate of 2,497,982 shares of the Issuer’s Common Stock, constituting all shares of the Issuer’s Common Stock beneficially owned by FGIT. The Reporting Persons have not engaged in any other transactions with respect to the Issuer’s Common Stock during the 60 days preceding the date of this Amendment.

(d)        Not applicable.

(e)        As a result of the transactions described herein, as of December 17, 2020 Dr. Frost and FGIT each ceased to beneficially own more than 5% of the Issuer’s outstanding voting securities. As such, this will be the final Schedule 13D amendment filing by the Reporting Persons, until such time, if any, as either Reporting Person acquires beneficial ownership of more than 5% of the Issuer’s outstanding voting securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

Exhibit

99.1	Joint Filing Agreement, dated April 6, 2018 by and between the Reporting Persons (previously filed).

CUSIP No. 75704L104	Page 6 of 6

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2020	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., individually

FROST GAMMA INVESTMENTS TRUST

Dated: December 23, 2020	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Trustee